Investor
Computershare Trust Company of Canada	Services
Computershare Investor Services Inc.
www.computershare.com	Canada
Australia
March 5, 2007	Channel Islands
Hong Kong
Germany
Ireland
To: All Canadian Securities regulatory authorities	New Zealand
Philippines
South Africa
United Kingdom
USA

Subject: Paramount Resources Ltd.

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Annual and Special Meeting
2.	Security Description of Voting Issue :	Common
3.	CUSIP Number :	699 320 206
	ISIN :	CA 699 320 206 9
4.	Record Date for Notice of Meeting :	March 28, 2007
	Record Date for Voting :	March 28, 2007
5.	Meeting Date :	May 16, 2007
6.	Meeting Location :	Calgary, AB

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Paramount Resources Ltd.